November 21, 2013
VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	Pan American Silver Corp.
Form 40-F for the Fiscal Year Ended December 31, 2012
File No. 0-13727

Dear Ms. Jenkins,

Set forth below are the responses of Pan American Silver Corp., a corporation organized under the laws of British Columbia, Canada (the "Company"), to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the “Commission”) contained in the letter dated November 07, 2013 (the "Comment Letter") with respect to the Annual Report on Form 40-F for the fiscal year ended December 31, 2012, filed with the Commission on March 28, 2013 via EDGAR.

For the convenience of the Staff, we have numbered each of our responses to correspond to the numbered comments in the Comment Letter.  Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in italics type to precede each of the Company's responses.

Response to question 1
 Form 40-F for the Year Ended December 31, 2012
Exhibit 1.2 – Management’s Discussion and Analysis for the Year Ended December 31, 2012
Alternative Performance (non-GAAP) Measures, page 41
Cash and Total Costs per Ounce of Silver, page 41

1.
We note from your response to our prior comment you have proposed presenting total cash operating costs net of by-product credits and total production costs net of by-product credits on a per ounce basis. Please confirm you will expand your disclosure in futures filings to also include cash operating cost before by-product credits on a per ounce basis.

Thank you for your letter dated November 7, 2013.

We do not believe that cash operating costs before by-product credits on a per ounce basis is an appropriate measure in respect of the Company and its disclosure. In effect, this calculation would result in 100% of our operating costs being applied against only a subset of the Company’s production (in our case, silver). This would entirely overlook the fact that our other products, such as gold and base metals, also have a cost to produce.  Such a metric would, therefore, distort the Company’s true cost distribution and be misleading.

While we agree that cash operating costs before by-product credits on a per ounce basis could be meaningful where only a single metal is produced, it is not suitable in the context of multiple-metal producing operations where both costs and benefits are derived from the production of several metals and, in respect of costs, are not practically able to be segregated by product.  We do not calculate this number for internal management purposes and think that it would misrepresent the reality of our operations to market participants.  Pursuant to our recent correspondence with Staff, we believe that our proposed presentation of total cash operating costs before by-product credits in future disclosure provides shareholders with the additional assessment tool that the Staff is encouraging.  Further, we note that the Company will also be reporting all-in sustaining costs per ounce of silver sold, which we believe is a more comprehensive measure of the cost of operating our consolidated business than traditional cash and total costs per ounce as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated earnings and cash flow.  We believe that these additional disclosure items obviate the need for yet another metric, especially when such metric is a notional construct.

Based on the foregoing, we respectfully request that your reconsider your position on this item.

We hope the above adequately responds to the Staff’s Comment Letter. Furthermore, in connection with this letter, the Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its Form 40-F filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 40-F filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned should you have any questions or comments.
Yours truly,

PAN AMERICAN SILVER CORP.

/s/ Rob Doyle
Rob Doyle
Chief Financial Officer